

4/19/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 4 18

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02022892

RECEIVED
APR 11 2002
154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *49494*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/01___ AND ENDING ___12/31/01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *CALIFORNIA Fina Group INC* *FINACORP SECURITIES*
DBA:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MACARTHUR BLVD , SUITE 315
                    (No. and Street)

NEWPORT BCH   *CA.*   *92660*
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EU PRADO   *(949) 852-6561*
                                    (Area Code – Telephone Number) *x213*

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALTER OTTO AND ASSOC.
(Name – if individual, state last, first, middle name)

1601 DOVE ST.   *N.B.*   *CA*   *92612.*
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

4/19/2002

OATH OR AFFIRMATION

I, _EDUARDO PRADO_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _FINACORP SECURITIES_ , as of _12 / 1_ , 20 _01_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KRISTA L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Exp. es Dec 14, 2005

_____
Signature

_____President / CEO_____ .
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reconciliation pursuant to Rule 17a-5(d)(4)

Description	Stated in Part IIA Qtrly 12/31/2001	Audited	Difference	Comments
Assets: Receivables (other)	$ 121,184.00	$ 123,243.00	$ 2,059.00	Monthly accruals/actuals dif.
Assets: Property, furniture etc.	$ 72,573.00	$ 62,596.00	$ (9,977.00)	Depreciation for 2001
Assets: Other	$ 253,173.00	$ 268,794.00	$ 15,621.00	Reclassify R&D Expenses
Liabilities: Bank loans payable	$ 43,237.00	$ 44,118.82	$ 881.82	Reclassify from interest expense
Liabilities: Payable to brokers (other)	$ 156,829.00	$ 126,829.00	$ (30,000.00)	Reclassify from paid in capital
Liabilities: Accounts Payable, AI	$ 10,020.00	$ 16,016.98	$ 5,996.98	Accrued State and Federal Taxes
Ownership Equity: Additional Paid In Capital	$ 610,075.00	$ 570,879.00	$ (39,196.00)	Reclassify In payable to shareholder
Revenue: All other securities	$ 677,319.00	$ 679,377.00	$ 2,058.00	Monthly accruals/actuals dif.
Expenses: Salaries and other	$ 162,402.00	$ 157,068.79	$ (5,333.21)	
Expenses: Other	$ 549,244.00	$ 556,714.75	$ 7,470.75	
Net Income	$ (34,251.00)	$ (34,341.00)	$ (90.00)	
Computation of Net Capital: Total ownership	$ 650,188.00	$ 610,992.00	$ (39,196.00)	Reclassify from paid in capital
Computation of net Capital: Total nonallowable	$ 502,863.00	$ 508,507.00	$ 5,644.00	
Computation of net Capital: Net capital before haircuts	$ 147,325.00	$ 102,485.00	$ (44,840.00)	
Computation of net Capital: Min. net capital required	$ 12,005.00	$ 15,132.00	$ 3,127.00	
Computation of net Capital: Net cap requirement	$ 12,005.00	$ 15,132.00	$ 3,127.00	
Computation of Net Capital: Excess Net Capital	$ 135,320.00	$ 87,353.00	$ (47,967.00)	
Computation of Net Capital: Excess in Net Capital at 1000%	$ 129,316.00	$ 79,786.00	$ (49,530.00)	
Statement of Changes In Ownership: Net income (loss)	$ (34,251.00)	$ (34,341.00)	$ (90.00)	
Statement of Changes In Ownership: Deductions	$ -	$ (39,106.00)	$ (39,106.00)	Reclassify from paid in capital
Statement of Changes In Ownership: Balance, end of period	$ 650,188.00	$ 610,992.00	$ (39,196.00)	